SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

or

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________________ to ________________

Commission File Number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WPS Resources Corporation
Deferred Compensation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPS Resources Corporation
700 North Adams
P. O. Box 19001
Green Bay, WI 54307-9001

There are no exhibits to this filing.

REQUIRED INFORMATION

The following financial statements of the WPS Resources Corporation Deferred Compensation Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

WPS RESOURCES CORPORATION DEFERRED COMPENSATION PLAN
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
Cash and Cash Equivalents	491	470	443
Dividends Receivable	1	3	0
Other Receivables	0	0	0
Investment in WPSR Common Stock	4,970,397	3,870,678	1,786,241
Total Net Assets at Market	4,970,889	3,871,151	1,786,684
Changes in Assets Available for Plan Benefits			
Beginning Balance	3,871,151	1,786,684	1,744,579
Dividend and Capital Gain Income	264,947	180,073	117,745
Employer Contributions	851,291	825,832	513,363
Employee Distributions	(73,751)	(17,001)	(6,110)
Unrealized Gain/(Loss)	57,251	1,095,563	(582,893)
Ending Balance of Assets Available for Plan Benefits	4,970,889	3,871,151	1,786,684

Assets reported represent assets held under a grantor trust which WPS Resources Corporation ("WPSR") intends (but is not required) to use as a funding vehicle for deferred compensation benefits that become payable in accordance with the terms of the Plan. WPSR may (with certain exceptions) revoke the trust, and trust assets are at all times subject to the claims of WPSR's creditors in the event WPSR becomes insolvent. The Plan has less than 100 participants.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the WPS Resources Corporation Deferred Compensation Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Green Bay and the State of Wisconsin this 24th day of June, 2002

WPS RESOURCES CORPORATION
DEFERRED COMPENSATION PLAN

By: Joseph P. O'Leary
Joseph P. O'Leary